Exhibit 15

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-104171, 333-52016, 333-114797, and 333-142421 on Form S-8 of our reports dated February 23, 2010, relating to the consolidated financial statements of CNH Global N.V. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption on January 1, 2007 of a new standard of accounting for income tax uncertainties, as well as the adoption on January 1, 2009 of a new standard of accounting and reporting for noncontrolling interests in consolidated financial statements), and the effectiveness of CNH Global N.V.’s internal control over financial reporting, appearing in this Annual Report on Form 20-F of CNH Global N.V. for the year ended December 31, 2009.

DELOITTE & TOUCHE LLP

Chicago, Illinois

February 23, 2010